AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 17, 2005
REGISTRATION NO. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Perficient, Inc.
(Exact name of registrant as specified in its charter)
1120 South Capital of Texas Highway
Building 3, Suite 220
Austin, Texas 78746
(512) 531-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Delaware (State or other jurisdiction of incorporation or organization)	74-2853258 (I.R.S. Employer Identification Number)
John T. McDonald
1120 South Capital of Texas Highway
Building 3, Suite 220
Austin, Texas 78746
(512) 531-6000
(512) 531-6011 (fax)
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
J. Nixon Fox III
Vinson & Elkins L.L.P.
The Terrace 7
2801 Via Fortuna, Suite 100
Austin, Texas 78746-7568
(512) 542-8400
(512) 542-8612 (fax)
     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
	Amount to be	Offering Price	Aggregate	Amount of
Title of Each Class of Securities to be Registered	Registered	Per Unit	Offering Price	Registration Fee
Common Stock offered by the Selling Stockholders (1)	483,896	$7.25 (2)	$3,508,216	$415.00

(1)	Up to 483,896 shares of Common Stock may be sold from time to time by the Selling Stockholders.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act. The maximum offering price per unit and the maximum aggregate offering price is based on the average of the high and low sales price of Perficient, Inc.’s common stock on the Nasdaq National Market on October 11, 2005.
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We cannot sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 17, 2005
PRELIMINARY PROSPECTUS
483,896 Shares
Common Stock
     This prospectus relates to the offer and sale from time to time of up to an aggregate of 483,896 shares of our common stock for the account of certain of our stockholders. See “Selling Stockholders” in this prospectus. We issued these shares in connection with our acquisition of iPath Solutions, Ltd. on June 10, 2005 and our acquisition of Vivare, LP on September 2, 2005. We will not receive any proceeds from this offering.
     Our shares of common stock are listed on the Nasdaq National Market under the symbol “PRFT.”
     Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 3 of this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is      , 2005

i

ABOUT THIS PROSPECTUS
     You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making offers to sell or solicitations to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or anyone to whom it is unlawful to make an offer or solicitation.
     You should not assume that the information contained in this prospectus or the prospectus supplement, as well as the information we previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its respective date.
     The terms “Perficient,” “we,” “our,” and “us” refer to Perficient, Inc. and its subsidiaries unless the context suggests otherwise.

OUR COMPANY
     We are a rapidly growing information technology consulting firm serving Global 2000 and midsize companies in the central United States. We help our clients gain competitive advantage by using Internet-based technologies to make their businesses more responsive to market opportunities and threats, strengthen relationships with customers, suppliers and partners, improve productivity and reduce information technology costs. We design, build and deliver software solutions using a core set of software products developed by our partners. These products, which are based on open standards such as the Java 2 Enterprise Edition, or J2EE, are commonly referred to as middleware and include application servers, enterprise application integration platforms, business process management, business activity monitoring and business intelligence applications and enterprise portal software. Using these products, our solutions enable our clients to operate a real-time enterprise that dynamically adapts business processes and the systems that support them to the changing demands of an increasingly global, Internet-driven and competitive marketplace.
     Through our experience in developing and delivering eBusiness integration solutions for more than 425 Global 2000 and midsize companies, we have acquired significant domain expertise that we believe differentiates our firm. We use small, expert project teams that we believe deliver high-value, measurable results by working collaboratively with clients and their partners through a user-centered, technology-based and business-driven solutions methodology. We believe this approach enhances return-on-investment for our clients by significantly reducing the time and risk associated with designing and implementing eBusiness integration solutions.
     We believe that the central United States represents an attractive geographic market and that our focus on this region and our network of nine offices throughout the central United States are additional competitive differentiators. We believe this geographic focus makes us the partner of choice both for Global 2000 and midsize companies in the area that seek business and technology consulting services and for software vendors that seek consulting firm partners to sell and deliver solutions that use their products.
     We place strong emphasis on building lasting relationships with clients. In fiscal years 2002, 2003 and 2004, 81%, 85% and 91% of revenue, respectively, excluding from the calculation for any single period revenue from acquisitions completed in that single period, was derived from customers that were clients in the prior year. We have also built meaningful partnerships with software providers, most notably IBM, whose products we use to design and implement solutions for our clients. These partnerships enable us to reduce our cost of sales and sales cycle times and increase win rates through leveraging our partners’ marketing efforts and endorsements.
     We are expanding through a combination of organic growth and acquisitions and have completed five acquisitions since January 1, 2004—Genisys Consulting in April 2004, Meritage Technologies in June 2004, ZettaWorks in December 2004, iPath Solutions in June 2005 and Vivare in September 2005. We believe that information technology consulting is a fragmented industry and that there are a substantial number of privately held information technology consulting firms in our target markets that can be acquired on financially accretive terms. We have a track record of successfully identifying, executing and integrating acquisitions that add strategic value to our business. Over the past five years, we have acquired and integrated nine privately held information technology consulting firms, three of which were acquired in 2004 and two in 2005. We believe that we can achieve significantly faster growth in revenues and profitability through a combination of organic growth and acquisitions than we could through organic growth alone.

RISK FACTORS
     You should carefully consider the following risk factors together with the other information contained in or incorporated by reference into this prospectus before you decide to buy our common stock. If any of these risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline and you may lose part or all of your investment.
Risks Related to Our Business
Prolonged economic weakness in the Internet software and services market could adversely affect our business, financial condition and results of operations.
     The market for middleware and Internet software and services has changed rapidly over the last six years. The market for middleware and Internet software and services expanded dramatically during 1999 and most of 2000, but declined significantly in 2001 and 2002. Market demand for Internet software and services began to stabilize and improve throughout 2003, 2004 and 2005, but this trend may not continue. Our future growth is dependent upon the demand for Internet software and services, and, in particular, the information technology consulting services we provide. Demand and market acceptance for middleware and Internet services are subject to a high level of uncertainty. Prolonged weakness in the middleware and Internet software and services industry has caused in the past, and may cause in the future, business enterprises to delay or cancel information technology projects, reduce their overall budgets and/or reduce or cancel orders for our services. This, in turn, may lead to longer sales cycles, delays in purchase decisions, payment and collection, and may also result in price pressures, causing us to realize lower revenues and operating margins. If companies cancel or delay their business and technology initiatives or choose to move these initiatives in-house, our business, financial condition and results of operations could be materially and adversely affected.
We may not be able to attract and retain information technology consulting professionals, which could affect our ability to compete effectively.
     Our business is labor intensive. Accordingly, our success depends in large part upon our ability to attract, train, retain, motivate, manage and effectively utilize highly skilled information technology consulting professionals. Additionally, our technology professionals are primarily at-will employees. We also use independent subcontractors where appropriate. Failure to retain highly skilled technology professionals would impair our ability to adequately manage staff and implement our existing projects and to bid for or obtain new projects, which in turn would adversely affect our operating results.
Our success will depend on attracting and retaining senior management and key personnel.
     Our industry is highly specialized and the competition for qualified management and key personnel is intense. We expect this to remain so for the foreseeable future. We believe that our success will depend on retaining our senior management team and key technical and business consulting personnel. Retention is particularly important in our business as personal relationships are a critical element of obtaining and maintaining strong relationships with our clients. In addition, as we rapidly grow our business, our need for senior experienced management and delivery personnel increases substantially. If a significant number of these individuals stop working for us, or if we are unable to attract top talent, our level of management, technical, marketing and sales expertise could diminish or otherwise be insufficient for our growth. We may be unable to achieve our revenue and operating performance objectives unless we can attract and retain technically qualified and highly skilled sales, technical, business consulting, marketing and management personnel. These individuals would be difficult to replace, and losing them could seriously harm our business.
We may have difficulty in identifying and competing for strategic acquisition and partnership opportunities.
     Our business strategy includes the pursuit of strategic acquisitions. We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in the future in order to expand our business. We may be unable to identify suitable acquisition, strategic investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially favorable to us, or at all. If we fail to identify and successfully complete these transactions, our competitive position and our growth prospects could be adversely affected. In addition, we may face competition from other companies with significantly greater resources for acquisition candidates, making it more difficult for us to acquire suitable companies on favorable terms.
Pursuing and completing potential acquisitions could divert management’s attention and financial resources and may not produce the desired business results.
     We do not have specific personnel dedicated to pursuing and making strategic acquisitions. As a result, if we pursue any acquisition, our management could spend a significant amount of time and financial resources to pursue and integrate the acquired business with our existing business. To pay for an acquisition, we might use capital stock, cash or a combination of both. Alternatively, we may borrow money from a bank or other lender. If we use capital stock, our stockholders will experience dilution. If we use cash or debt financing, our financial liquidity may be reduced and the interest on any debt financing could adversely affect our results of operations. From an accounting perspective, an acquisition may involve amortization or the write-off of significant amounts of intangible assets that could adversely affect our results of operations.
     Despite the investment of these management and financial resources, and completion of due diligence with respect to these efforts, an acquisition may not produce the anticipated revenues, earnings or business synergies for a variety of reasons, including:
•	difficulties in the integration of the technologies, services and personnel of the acquired business;

•	the failure of management and acquired services personnel to perform as expected;

•	the risks of entering markets in which we have no, or limited, prior experience;

•	the failure to identify or adequately assess any undisclosed or potential liabilities or problems of the acquired business including legal liabilities;

•	the failure of the acquired business to achieve the forecasts we used to determine the purchase price; or

•	the potential loss of key personnel of the acquired business.
     These difficulties could disrupt our ongoing business, distract our management and colleagues, increase our expenses and materially and adversely affect our results of operations.

The market for the information technology consulting services we provide is competitive, has low barriers to entry and is becoming increasingly consolidated, which may adversely affect our market position.
     The market for the information technology consulting services we provide is competitive, rapidly evolving and subject to rapid technological change. In addition, there are relatively low barriers to entry into this market and therefore new entrants may compete with us in the future. For example, due to the rapid changes and volatility in our market, many well-capitalized companies, including some of our partners, that have focused on sectors of the Internet software and services industry that are not competitive with our business may refocus their activities and deploy their resources to be competitive with us.
     Our future financial performance will depend, in large part, on our ability to establish and maintain an advantageous market position. We currently compete with regional and national information technology consulting firms, and, to a limited extent, offshore service providers and in-house information technology departments. Many of the larger regional and national information technology consulting firms have substantially longer operating histories, more established reputations and potential partner relationships, greater financial resources, sales and marketing organizations, market penetration and research and development capabilities, as well as broader product offerings and greater market presence and name recognition. We may face increasing competitive pressures from these competitors as the market for Internet software and services continues to grow. This may place us at a disadvantage to our competitors, which may harm our ability to grow, maintain revenue or generate net income.
     In recent years, there has been substantial consolidation in our industry, and we expect that there will be significant additional consolidation in the near future. As a result of this increasing consolidation, we expect that we will increasingly compete with larger firms that have broader product offerings and greater financial resources than we have. We believe that this competition could have a significant negative effect on our marketing, distribution and reselling relationships, pricing of services and products and our product development budget and capabilities. Any of these negative effects could significantly impair our results of operations and financial condition. We may not be able to compete successfully against new or existing competitors.
Our business will suffer if we do not keep up with rapid technological change, evolving industry standards or changing customer requirements.
     Rapidly changing technology, evolving industry standards and changing customer needs are common in the Internet software and services market. We expect technological developments to continue at a rapid pace in our industry. Technological developments, evolving industry standards and changing customer needs could cause our business to be rendered obsolete or non-competitive, especially if the market for the core set of eBusiness solutions and software platforms in which we have expertise does not grow or if such growth is delayed due to market acceptance, economic uncertainty or other conditions. Accordingly, our success will depend, in part, on our ability to:
•	continue to develop our technology expertise;

•	enhance our current services;

•	develop new services that meet changing customer needs;

•	advertise and market our services; and

•	influence and respond to emerging industry standards and other technological changes.
     We must accomplish all of these tasks in a timely and cost-effective manner. We might not succeed in effectively doing any of these tasks, and our failure to succeed could have a material and adverse effect on our business, financial condition or results of operations, including materially reducing our revenue and operating results.
     We may also incur substantial costs to keep up with changes surrounding the Internet. Unresolved critical issues concerning the commercial use and government regulation of the Internet include the following:
•	security;

•	intellectual property ownership;

•	privacy;

•	taxation; and

•	liability issues.
     Any costs we incur because of these factors could materially and adversely affect our business, financial condition and results of operations, including reduced net income.
A significant portion of our revenue is dependent upon building long-term relationships with our clients and our operating results could suffer if we fail to maintain these relationships.
     Our professional services agreements with clients are in most cases terminable on 10 to 30 days’ notice. A client may choose at any time to use another consulting firm or choose to perform services we provide through their own internal resources. Accordingly, we rely on our clients’ interests in maintaining the continuity of our services rather than on contractual requirements. Termination of a relationship with a significant client or with a group of clients that account for a significant portion of our revenues could adversely affect our revenues and results of operations.
If we fail to meet our clients’ performance expectations, our reputation may be harmed.
     As a services provider, our ability to attract and retain clients depends to a large extent on our relationships with our clients and our reputation for high quality services and integrity. We also believe that the importance of reputation and name recognition is increasing and will continue to increase due to the number of providers of information technology services. As a result, if a client is not satisfied with our services or does not perceive our solutions to be effective or of high quality, our reputation may be damaged and we may be unable to attract new, or retain existing, clients and colleagues.
We may face potential liability to customers if our customers’ systems fail.
     Our eBusiness integration solutions are often critical to the operation of our customers’ businesses and provide benefits that may be difficult to quantify. If one of our customers’ systems fails, the customer could make a claim for substantial damages against us, regardless of our responsibility for that failure. The limitations of liability set forth in our contracts may not be enforceable in all instances and may not otherwise protect us from liability for damages. Our insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims. In addition, a given insurer might disclaim coverage as to any future claims. If we experience one or more large claims against us that exceed available insurance coverage or result in changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, our business and financial results could suffer.
The loss of one or more of our significant software partners would have a material adverse effect on our business and results of operations.
     Our partnerships with software vendors enable us to reduce our cost of sales and increase win rates through leveraging our partners’ marketing efforts and strong vendor endorsements. The loss of one or more of these relationships and endorsements could increase our sales and marketing costs, lead to longer sales cycles, harm our reputation and brand recognition, reduce our revenues and adversely affect our results of operations.
     In particular, a substantial portion of our solutions are built on IBM WebSphere platforms and a significant number of our clients are identified through joint selling opportunities conducted with IBM, through sales leads obtained from our relationship with IBM and through a services agreement we have with IBM. Revenue from IBM was approximately 11% and 29% of total revenue for the six-months ended June 30, 2005 and 2004, respectively. The loss of our relationship with, or a significant reduction in the services we perform for IBM would have a material adverse effect on our business and results of operations.
Our quarterly operating results may be volatile and may cause our stock price to fluctuate.
     Our quarterly revenue, expenses and operating results have varied in the past and may vary significantly in the future. In addition, many factors affecting our operating results are outside of our control, such as:
•	demand for Internet software and services;

•	customer budget cycles;

•	changes in our customers’ desire for our partners’ products and our services;

•	pricing changes in our industry;

•	government regulation and legal developments regarding the use of the Internet; and

•	general economic conditions.
     As a result, if we experience unanticipated changes in the number or nature of our projects or in our employee utilization rates, we could experience large variations in quarterly operating results and losses in any particular quarter.
Our services revenues may fluctuate quarterly due to seasonality or timing of completion of projects.
     We may experience seasonal fluctuations in our services revenues. We expect that services revenues in the fourth quarter of a given year may typically be lower than in other quarters in that year as there are fewer billable days in this quarter as a result of vacations and holidays. In addition, we generally perform services on a project basis. While we seek wherever possible to counterbalance periodic declines in revenues on completion of large projects with new arrangements to provide services to the same client or others, we may not be able to avoid declines in revenues when large projects are completed. Our inability to obtain sufficient new projects to counterbalance any decreases in work upon completion of large projects could adversely affect our revenues and results of operations.
Our software revenue may fluctuate quarterly, leading to volatility in the price of our stock.
     Our software revenue may fluctuate quarterly and be higher in the fourth quarter of a given year as procurement policies of our clients may result in higher technology spending towards the end of budget cycles. This seasonal trend may materially affect our quarter-to-quarter revenues, margins and operating results.
Our overall gross margin fluctuates quarterly based on our services and software revenue mix, which may cause our stock price to fluctuate.
     The gross margin on our services revenue is, in most instances, greater than the gross margin on our software revenue. As a result, our gross margin will be higher in quarters where our services revenue, as a percentage of total revenue, has increased, and will be lower in quarters where our software revenue, as a percentage of total revenue, has increased. In addition, gross margin on software revenue may fluctuate as a result of variances in gross margin on individual software products. Our stock price may be negatively affected in quarters in which our gross margin decreases.
Our services gross margins are subject to fluctuations as a result of variances in utilization rates and billing rates.
     Our services gross margins are affected by trends in the utilization rate of our professionals, defined as the percentage of our professionals’ time billed to customers divided by the total available hours in a period, and in the billing rates we charge our clients. Our operating expenses, including employee salaries, rent and administrative expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of projects in process. If a project ends earlier than scheduled, we may need to redeploy our project personnel. Any resulting non-billable time may adversely affect our gross margins.
     The average billing rates for our services may decline due to rate pressures from significant customers and other market factors, including innovations and average billing rates charged by our competitors. Also, our average billing rates will decline if we acquire companies with lower average billing rates than ours. To sell our products and services at higher prices, we must continue to develop and introduce new services and products that incorporate new technologies or high-performance features. If we experience pricing pressures or fail to develop new services, our revenues and gross margins could decline, which could harm our business, financial condition and results of operations.
If we fail to complete fixed-fee contracts within budget and on time, our results of operations could be adversely affected.
     We perform a limited number of projects on a fixed-fee, turnkey basis, rather than on a time-and-materials basis. Under these contractual arrangements, we bear the risk of cost overruns, completion delays, wage inflation and other cost increases. If we fail to estimate accurately the resources and time required to complete a project or fail to complete our contractual obligations within the scheduled timeframe, our results of operations could be adversely affected. We cannot assure you that in the future we will not price these contracts inappropriately, which may result in losses.

We may not be able to maintain our level of profitability.
     Although we have been profitable for the past nine quarters, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. We cannot assure you of any operating results. In future quarters, our operating results may not meet public market analysts’ and investors’ expectations. If this occurs, the price of our common stock will likely fall.
If we do not effectively manage our growth, our results of operations and cash flows could be adversely affected.
     Our ability to operate profitably with positive cash flows depends largely on how effectively we manage our growth. In order to create the additional capacity necessary to accommodate the demand for our services, we may need to implement a variety of new and upgraded operational and financial systems, procedures and controls, open new offices or hire additional colleagues. Implementation of these new systems, procedures and controls may require substantial management efforts and our efforts to do so may not be successful. The opening of new offices or the hiring of additional colleagues may result in idle or underutilized capacity. We periodically assess the expected long-term capacity utilization of our offices and professionals. We may not be able to achieve or maintain optimal utilization of our offices and professionals. If demand for our services does not meet our expectations, our revenues and cash flows will not be sufficient to offset these expenses and our results of operations and cash flows could be adversely affected.
We have recorded deferred offering costs in connection with the conversion of our registration statement into a shelf registration statement, and our inability to net these costs against the proceeds of future offerings off of our shelf registration statement could result in a non-cash expense in our Statement of Operations in a future period.
     We initially filed a registration statement with the Securities and Exchange Commission on March 7, 2005 to register the offer and sale by the Company and certain selling stockholders of shares of our common stock. Due to overall market conditions during the second quarter, we converted our registration statement into a shelf registration statement to allow for offers and sales of common stock from time to time as market conditions permit. To date, we have recorded approximately $943,000 of deferred offering costs (approximately $579,000 after tax, if ever expensed) in connection with the offering and have classified these costs as prepaid expenses in other non-current assets on our balance sheet. If we sell shares of common stock off of our shelf registration statement, we will be allowed to net these accumulated deferred offering costs against the proceeds of the offering. If we do not raise funds through an equity offering off of the shelf registration statement or fail to maintain the effectiveness of the shelf registration statement, the currently capitalized deferred offering costs will be expensed. Such expense would be a non-cash accounting charge as substantially all of these expenses have already been paid.
The Public Company Accounting Oversight Board, or PCAOB, is conducting an annual inspection of our external auditors BDO Seidman LLP.
     The PCAOB is a new private agency established to oversee the auditors of publicly held companies. The PCAOB is conducting an annual inspection of BDO Seidman LLP (BDO), as they do with all other large public accounting firms that audit the financial statements of publicly held companies. The PCAOB is inspecting BDO’s audits of a number of BDO clients, including BDO’s audit of our financial statements for the year ended December 31, 2004. The PCAOB staff has told BDO they differ with our accounting for forfeitable shares of stock issued in connection with one of our acquisitions in 2004 and has referred this matter to its Board. We and BDO believe that our accounting for this acquisition is correct. If it were ultimately determined that different accounting should be used for this acquisition, we estimate the resulting accounting impact would be a non-cash expense of approximately $600,000 per year after taxes over a period of three years from the date of the acquisition and a reduction in the acquisition’s purchase price of $3.1 million reflected on our balance sheet as reductions in goodwill and stockholders’ equity as of the acquisition date. The PCAOB’s inspection of BDO is ongoing and there can be no assurance as to its final scope or completion.
We may be exposed to potential risks resulting from new requirements under Section 404 of the Sarbanes-Oxley Act of 2002.
     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required, beginning with our fiscal year ending December 31, 2005, to include in our annual report our assessment of the effectiveness of our internal control over financial reporting as of the end of fiscal 2005. Furthermore, our independent registered public accounting firm, BDO Seidman, LLP, will be required to attest to whether our assessment of the effectiveness of our internal control over financial reporting is fairly stated in all material respects and separately report on whether it believes we have maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005. We have not yet completed our assessment of the effectiveness of our internal control over financial reporting. We expect to incur additional expenses and diversion of management’s time as a result of performing the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements. If we fail to timely complete this assessment, or if our independent registered public accounting firm cannot timely attest to our assessment, we could be subject to regulatory sanctions and a loss of public confidence in our internal control. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to timely meet our regulatory reporting obligations.
Risks Relating to Ownership of Our Common Stock
The trading volume of our common stock has been limited and, as a result, our stock price may fluctuate widely.
     Our common stock is traded on the Nasdaq National Market under the symbol “PRFT.” Our common stock has experienced low trading activity and our stock price has been volatile. Our stock price may continue to fluctuate widely as a result of the limited trading volume, announcements of new services and products by us or our competitors, quarterly variations in operating results, the gain or loss of significant customers, changes in public market analysts’ estimates and market conditions for information technology consulting firms and other technology stocks in general.
     We periodically review and consider possible acquisitions of companies that we believe will contribute to our long-term objectives. In addition, depending on market conditions, liquidity requirements and other factors, from time to time we consider accessing the capital markets. These events may also affect the market price of our common stock.

Our officers, directors, and 5% and greater stockholders own a large percentage of our voting securities and their interests may differ from other stockholders.
     Our executive officers, directors and existing 5% and greater stockholders beneficially own or control approximately 30% of the voting power of our common stock. This concentration of ownership of our common stock may make it difficult for our other stockholders to successfully approve or defeat matters that may be submitted for action by our stockholders. It may also have the effect of delaying, deterring or preventing a change in control of our company.
We may need additional capital in the future, which may not be available to us. The raising of any additional capital may dilute your ownership percentage in our stock.
     We intend to continue to make investments to support our business growth and may require additional funds to pursue business opportunities and respond to business challenges. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.
It may be difficult for another company to acquire us, and this could depress our stock price.
     Provisions contained in our certificate of incorporation, bylaws and Delaware law could make it difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable by authorizing the issuance of “blank check” preferred stock. In addition, provisions of the Delaware General Corporation Law also restrict some business combinations with interested stockholders. These provisions are intended to encourage potential acquirers to negotiate with us and allow the board of directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, these provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.
     In addition, under our agreement with IBM, we have granted IBM a right of first offer and a right to terminate its agreement with us with respect to any transaction involving a change of control of us with a company that has a substantial portion of its business in the web application server product and services market, other than a systems integrator or professional services firm. As a result, a potential acquirer may be discouraged from making an offer to buy us.
FORWARD-LOOKING STATEMENTS
     Some of the statements contained in this prospectus and in the documents we incorporate by reference that are not purely historical statements discuss future expectations, contain projections of results of operations or financial condition or state other forward-looking information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The “forward-looking” information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these so-called forward-looking statements by words like “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of those words and other comparable words. You should be aware that those statements only reflect our predictions. Actual events or results may differ substantially. Important factors that could cause our actual results to be materially different from the forward-looking statements are disclosed under the heading “Risk Factors” in this prospectus.
     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.
     All forward-looking statements, express or implied, included in this prospectus and the documents we incorporate by reference and attributable to Perficient are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Perficient or any persons acting on our behalf may issue.

USE OF PROCEEDS
     This prospectus related to the offer and sale from time to time of up to an aggregate of 483,896 shares of common stock for the account of the selling stockholders referred to in this prospectus. We will not receive any proceeds from the sale of any shares of common stock by the selling stockholders.
SELLING STOCKHOLDERS
     On June 10, 2005, we consummated the acquisition of substantially all of the assets and assumed certain liabilities of iPath Solutions, Ltd., or iPath, pursuant to an Asset Purchase Agreement, the iPath Asset Purchase Agreement, by and among us, Perficient iPath, Inc., our wholly owned subsidiary, and iPath Solutions, Ltd. In the acquisition of iPath, we paid approximately $7.9 million, excluding transaction costs, consisting of approximately $3.9 million in cash and approximately 624,000 shares of our common stock. In accordance with the Asset Purchase Agreement, we are registering for resale 325,039 shares of our common stock issued in connection with the acquisition.
     On September 2, 2005, we consummated the acquisition of substantially all of the assets and assumed certain liabilities of Vivare, LP, or Vivare, pursuant to an Asset Purchase Agreement, the Vivare Asset Purchase Agreement by and among us, Perficient Vivare, Inc., our wholly owned subsidiary, Vivare and the other signatories thereto. In the acquisition of Vivare, we paid approximately $9.2 million, excluding transaction costs, consisting of approximately $4.9 million in cash and approximately 619,000 shares of our common stock. In accordance with the Asset Purchase Agreement, we are registering for resale 158,857 shares of our common stock issued in connection with the acquisition.
     The following table sets forth information as of September 19, 2005 regarding the number of shares of common stock beneficially owned by the selling stockholders prior to the offering, the number of shares of common stock offered by the selling stockholders, and the number of shares of common stock that will be owned by the selling stockholders upon completion of the offering or offerings pursuant to this prospectus, assuming the selling stockholders sell all of the shares of common stock offered hereby. The percentage of shares beneficially owned prior to this offering in the following table is based on 22,914,702 shares of common stock outstanding as of September 19, 2005.
     Beneficial ownership is determined under the rules of the Securities and Exchange Commission. These rules deem common stock subject to options currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options or of a group of which the person is a member, but they do not deem such stock to be outstanding for purposes of computing the percentage ownership of any other person or group. To our knowledge, except under applicable community property laws, or as otherwise indicated, each person named in the table has sole voting and sole investment control with regard to all shares beneficially owned by such person.

	Shares Beneficially			Shares Beneficially
	Owned Prior to			Owned After Offering
	Offering
			Number of
			Shares Being
Name of Beneficial Owner	Number	Percent	Offered	Number	Percent
iPath Selling Stockholders:
Thomas W. Brown (1)	187,705	*	187,705	0	*
Keith D. Rassin (2)	153,788	*	28,749	125,039	*
IPTSOL, Inc. (3)	55,641	*	55,641	0	*
Leonard Bruce	17,648	*	17,648	0	*
Christine Bruce	8,824	*	8,824	0	*
John Hilliard	8,824	*	8,824	0	*
Susan Hilliard	8,824	*	8,824	0	*
Mary Hilliard	8,824	*	8,824	0	*

Vivare Selling Stockholders:
Rohit Mehrotra (4)	117,671	*	117,671	0	*
Neha Mehrotra (5)	14,709	*	14,709	0	*
Yash Mehrotra (6)	14,709	*	14,709	0	*
Ajeet Mann (7)	5,884	*	5,884	0	*
Jasmine Mann (8)	5,884	*	5,884	0	*

Total	608,935	2.7%	483,896	125,039	*

*	Represents less than 1% of the outstanding shares.

(1)	Includes 33,617 shares currently held in escrow by Continental Stock Transfer & Trust Company until June 10, 2006 pursuant to the Escrow Agreement dated June 10, 2005 among Perficient, Inc., Perficient iPath, Inc., iPath Solutions, Ltd. and Continental Stock Transfer & Trust Company (the “iPath Escrow Agreement”).

(2)	Includes 89,258 shares currently held in escrow pursuant to the iPath Escrow Agreement. Mr. Rassin is our General Manager of Houston Enterprise Content Management.

(3)	Includes 55,641 shares currently held in escrow pursuant to the iPath Escrow Agreement.

(4)	Includes 74,221 shares currently held in escrow by Continental Stock Transfer & Trust Company until September 2, 2006 pursuant to the Escrow Agreement dated September 2, 2005 among Perficient, Inc., Perficient Vivare, Inc., Vivare, LP and Continental Stock Transfer & Trust Company (the “Vivare Escrow Agreement”).

(5)	Includes 9,277 shares currently held in escrow pursuant to the Vivare Escrow Agreement.

(6)	Includes 9,277 shares currently held in escrow pursuant to the Vivare Escrow Agreement.

(7)	Includes 3,711 shares currently held in escrow pursuant to the Vivare Escrow Agreement.

(8)	Includes 3,711 shares currently held in escrow pursuant to the Vivare Escrow Agreement.
     The iPath Escrow Agreement was entered into in connection with our acquisition of iPath to secure the indemnification obligations of iPath under the iPath Asset Purchase Agreement. In the event we are entitled to indemnification under the iPath Asset Purchase Agreement for claims arising prior to June 10, 2006, the indemnification will be satisfied with shares of our common stock held in escrow under the iPath Escrow Agreement. In that event, the iPath selling stockholders will no longer beneficially own the shares of common stock used to satisfy the indemnification obligations and such shares may not be offered pursuant to this prospectus. We will file a prospectus supplement in the event any shares of common stock held in escrow pursuant to the iPath Escrow Agreement are used to satisfy indemnification obligations under the iPath Asset Purchase Agreement.
     The Vivare Escrow Agreement was entered into in connection with our acquisition of Vivare to secure the indemnification obligations of Vivare under the Vivare Asset Purchase Agreement. In the event we are entitled to indemnification under the Vivare Asset Purchase Agreement for claims arising prior to September 2, 2006, the indemnification will be satisfied with shares of our common stock held in escrow under the Vivare Escrow Agreement. In that event, the Vivare selling stockholders will no longer beneficially own the shares of common stock used to satisfy the indemnification obligations and such shares may not be offered pursuant to this prospectus. We will file a prospectus supplement in the event any shares of common stock held in escrow pursuant to the Vivare Escrow Agreement are used to satisfy indemnification obligations under the Vivare Asset Purchase Agreement.
Other Resale Registration Statements
     On June 26, 2002, Perficient entered into a Convertible Preferred Stock Purchase Agreement with 2M Technology Ventures, L.P., or 2M, pursuant to which 2M purchased 1,111,000 shares of Series B Preferred Stock for a purchase price of $0.900090009 per share. Pursuant to the Certificate of Designation, Rights and Preferences of the Series B Preferred Stock, on November 10, 2003, all then outstanding shares of Series B Preferred Stock automatically converted into shares of common stock. In connection with its purchase of Series B Preferred Stock, 2M also received a warrant to purchase up to 555,500 shares of common stock. 2M exercised this warrant on February 3, 2004 and March 29, 2004. We received proceeds of $1,100,000 as a result of the exercise of this warrant. We have registered 2,166,500 shares of our common stock, pursuant to a Registration Statement on Form S-3 (File No. 333-100490), for resale by 2M of the shares issued upon conversion of the shares of Series B Preferred Stock purchased from us, shares issued upon exercise of the warrant, and shares acquired upon purchase from certain of our stockholders in a private transaction.
     In the acquisition of substantially all of the assets and the assumption of certain liabilities Zettaworks LLC, or ZettaWorks, on December 20, 2004, we paid approximately $10.7 million, excluding transaction costs, consisting of approximately $2.9 million in cash and 1.2 million shares of our common stock. In accordance with the Asset Purchase Agreement, we registered for resale 1,193,179 shares of our common stock issued in connection with the transaction, pursuant to a Registration Statement on Form S-3 (File No. 333-123177).
     In the acquisition of Meritage Technologies, Inc., or Meritage, on June 18, 2004, we paid approximately $7.1 million, excluding transaction costs, to the Meritage stockholders consisting of approximately $2.9 million in cash and 1.2 million shares of our common stock. In connection with the acquisition of Meritage, on June 16, 2004 we raised approximately $2.5 million through a private placement of 800,000 shares of our common stock to a group of institutional investors led by Tate Capital Partners. The investors were also issued warrants for the purchase of an additional 160,000 shares of our common stock. In our acquisition of Meritage, we granted certain registration rights to the stockholders of Meritage, and in our private placement we granted certain registration rights to the investors in the private placement. As a result, we have registered 1.9 million shares of our common stock, pursuant to a Registration Statement on Form S-3 (File No. 333-117216) for resale by the former stockholders of Meritage and by the investors in the private placement.
     In the acquisition of Genisys Consulting, Inc., or Genisys, on April 2, 2004, we paid approximately $8.3 million, excluding transaction costs, to the Genisys stockholders consisting of approximately $1.5 million in cash, 1.7 million shares of our common stock and options for 187,500 shares of our common stock. In our acquisition of Genisys, we granted certain registration rights to the stockholders of Genisys. As a result, we have registered 253,116 shares of our common stock, pursuant to a Registration Statement on Form S-3 (File No. 333-116549), for resale by the former stockholders of Genisys.

PLAN OF DISTRIBUTION
     Subject to the restrictions described below, the selling stockholders may sell the shares of common stock offered by this prospectus from time to time in one or more transactions on the Nasdaq National Market, or any other stock exchange, market or trading facility on which the shares of common stock may from time to time be trading, in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The shares of common stock may be offered directly to or through brokers or dealers, or through any combination of these methods of sale. The methods by which the selling stockholders, including donees, transferees or other successors-in-interest, may sell their shares of common stock also include:
•	a block trade (which may involve crosses) in which the broker or dealer will attempt to sell the stocks as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	secondary distributions in accordance with Nasdaq rules;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	privately negotiated transactions.
     The selling stockholders, including donees, transferees or other successors-in-interest, may also sell their shares in accordance with Rule 144 under the Securities Act, or pursuant to other available exemptions from the registration requirements of the Securities Act, rather than pursuant to this prospectus.
     The shares held by the iPath selling stockholders that are currently held in escrow pursuant to the iPath Escrow Agreement may not be sold by the iPath selling stockholders until after June 10, 2006 when they are released from escrow, to the extent any such shares have not been used to satisfy indemnification obligations under the iPath Asset Purchase Agreement.
     The shares held by the Vivare selling stockholders that are currently held in escrow pursuant to the Vivare Escrow Agreement may not be sold by the Vivare selling stockholders until after September 2, 2006 when they are released from escrow, to the extent any such shares have not been used to satisfy indemnification obligations under the Vivare Asset Purchase Agreement.
     Pursuant to Stockholder Representation Letters delivered by Thomas Brown, IPTSOL, Inc., Leonard Bruce, Christine Bruce, John Hilliard, Susan Hilliard, Mary Hilliard and iPath Management, LLC, in connection with our acquisition of iPath, the resale of the shares of common stock held by each such selling stockholder is limited to no more than 11% of the shares of our common stock held by such selling stockholder in each of the nine monthly periods following the effective date of the registration statement of which this prospectus forms a part. To the extent any such shares are held in escrow pursuant to the iPath Escrow Agreement, such shares may not be sold until after June 10, 2006 when they are released to the iPath selling stockholders.

     Pursuant to a Stock Restriction Agreement with Keith Rassin in connection with our acquisition of iPath, the resale of the shares of common stock held by Mr. Rassin and offered by this prospectus is limited to no more than 11% of such shares of our common stock in each of the nine monthly periods following the effective date of the registration statement of which this prospectus forms a part. To the extent any such shares are held in escrow pursuant to the iPath Escrow Agreement, such shares may not be sold until after June 10, 2006 when they are released to the iPath selling stockholders.
     Pursuant to Stock Restriction Agreements with Rohit Mehrotra, Neha Mehrotra, Yash Mehrotra, Ajeet Mann and Jasmine Mann in connection with our acquisition of Vivare, the resale of the shares of common stock held by each such selling stockholder is limited to no more than 11% of the shares of our common stock held by such selling stockholder in each monthly period following the effective date of the registration statement of which this prospectus forms a part. To the extent any such shares are held in escrow pursuant to the Vivare Escrow Agreement, such shares may not be sold until after September 2, 2006 when they are released to the Vivare selling stockholders.
     An underwriter, agent, broker or dealer may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).
     The selling stockholders and any underwriters, broker-dealers or agents participating in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any profit on the sale of common stock by the selling stockholders and any underwriting discounts, commissions or fees received by such persons may be deemed to be underwriting commissions or discounts under the Securities Act.
     Any underwriters, brokers, dealers and agents who participate in any sale of the shares of common stock may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their business.
     Under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares of common stock may not simultaneously engage in market-making activities with respect to common stock for five business days prior to the start of the distribution. In addition, the selling shareholder and any other person participating in a distribution will be subject to the Exchange Act, which may limit the timing of purchases and sales of common stock by the selling shareholder or any other person.
     We cannot assure you that the selling stockholders will sell any or all of the shares of common stock offered by this prospectus.
LEGAL MATTERS
     Our legal counsel, Vinson & Elkins L.L.P., Austin, Texas have passed upon certain legal matters in connection with the offered securities. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.
EXPERTS
     The consolidated financial statements of Perficient, Inc. at December 31, 2004 and the year then ended incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the period set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.
     The consolidated financial statements of Perficient, Inc. and Genisys Consulting, Inc. incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, with respect to Perficient, Inc. as of December 31, 2003 and for the year then ended, and Ernst & Young LLP, independent auditors, with respect to Genisys Consulting, Inc. as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003, to the extent indicated in their reports thereon incorporated by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
     The financial statements of Meritage Technologies, Inc. as of December 31, 2002 and 2003 incorporated by reference in this prospectus have been audited by Grant Thornton LLP as set forth in their report incorporated herein by reference, and are incorporated in reliance upon such report, given on their authority as experts in accounting and auditing.
     The financial statements of ZettaWorks LLC as of December 31, 2002 and 2003 incorporated by reference in this prospectus have been audited by BKD LLP as set forth in their report incorporated herein by reference, and are incorporated in reliance upon such report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and its copy charges. You may also inspect our SEC reports and other information at our website at http://www.perficient.com. We do not intend for information contained in our website to be part of this prospectus.
INFORMATION WE INCORPORATE BY REFERENCE
     Some of the important business and financial information that you may want to consider is not included in this prospectus, but rather is “incorporated by reference” to documents that have been filed by us with the Securities and Exchange Commission pursuant to the Exchange Act of 1934. The information that is incorporated by reference consists of:
•	Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, as amended by Amendment No. 1;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

•	Current Reports on Form 8-K filed on February 3, 2005, April 8, 2005, May 13, 2005, June 15, 2005, September 6, 2005 and September 9, 2005;

•	Current Reports on Form 8-K filed on April 16, 2004 (as amended on June 16, 2004 and June 17, 2004), June 23, 2004 (as amended August 30, 2004) and December 22, 2004 (as amended on March 4, 2005);

•	Our Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2004 included in our Prospectus dated July 12, 2005 and filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3), Registration No. 333-123177; and

•	The description of our common stock contained in our Form 8-A filed with SEC on July 22, 1999 (File No. 000-15169).
     All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of the initial registration statement and prior to the effectiveness of the registration statement and subsequent to the date of this prospectus and prior to the termination of this offering, shall be deemed incorporated by reference in this prospectus and made a part hereof from the date of filing of those documents. Any statement contained in a document incorporated or deemed incorporated by reference in this prospectus shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed incorporated by reference herein or in any prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     We will provide without charge to each person who is delivered a prospectus, on written or oral request, a copy of any or all of the documents incorporated by reference herein (other than exhibits to those documents unless those exhibits are specifically incorporated by reference into those documents). Requests for copies should be directed to Investor Relations, Perficient, Inc., 1120 South Capital of Texas Highway, Building 3, Suite 220, Austin, Texas 78746, Telephone: (512) 531-6000.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The following table sets forth all expenses payable by us in connection with the issuance and distribution of the securities being registered. All amounts shown are estimates, except for the SEC registration fee and the Nasdaq National Market additional share listing fee.

SEC registration fee	$415.00
Printing expenses	1,000.00
Accounting fees and expenses	15,000.00
Legal fees and expenses	15,000.00

Total	$31,415.00

     We will bear all expenses shown above.
Item 15. Indemnification of Directors and Officers
     Perficient, Inc. is incorporated under the laws of the State of Delaware. Subsection (a) of Section 145 of the Delaware General Corporation Law, or DGCL, empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
     Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.
     Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director:
•	For any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	Under Section 174 of the DGCL; or

•	For any transaction from which the director derived an improper personal benefit.
     Article 6 of our Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, no director of the registrant shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.
     Article 11 of our Bylaws provides that we shall indemnify, to the fullest extent permitted by the DGCL, any and all of our directors and officers, or former directors and officers, or any person who may have served at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal third party proceeding, had no reasonable cause to believe such conduct was unlawful.
     We have indemnification agreements with each of our directors and executive officers.
     We maintain officers’ and directors’ liability insurance.

Item 16. Exhibits
     The following exhibits are filed herewith or incorporated by reference herein:

Exhibit
Number		Description
2.1	†	Agreement and Plan of Merger, dated as of April 2, 2004, by and among Perficient, Inc., Perficient Genisys, Inc., Genisys Consulting, Inc. and certain shareholders of Genisys Consulting, Inc.

2.2	††	Agreement and Plan of Merger, dated as of June 18, 2004, by and among Perficient, Inc., Perficient Meritage Inc., Meritage Technologies, Inc. and Robert Honner, as Stockholder Representative

2.3	#	Asset Purchase Agreement, dated as of December 17, 2004, by and among Perficient, Inc., Perficient ZettaWorks, Inc. and ZetaWorks LLC

2.4	##	Asset Purchase Agreement, dated as of June 10, 2005 by and among Perficient, Inc., Perficient iPath, Inc. and iPath Solutions, Ltd.

2.5	###	Asset Purchase Agreement, dated as of September 2, 2005 by and among Perficient, Inc., Perficient Vivare, Inc., Vivare, LP and the other signatories thereto

5.1	*	Opinion of Vinson & Elkins L.L.P.

23.1	*	Consent of BDO Seidman, LLP

23.2	*	Consent of Ernst & Young LLP

23.3	*	Consent of Ernst & Young LLP

23.4	*	Consent of Grant Thorton LLP

23.5	*	Consent of BKD, LLP

23.6	*	Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1 hereto)

24.1	*	Powers of Attorney (included on the signature page hereto)

*	Filed herewith.

†	Previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on April 16, 2004 and incorporated herein by reference.

††	Previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on June 23, 2004 and incorporated herein by reference.

#	Previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on December 22, 2004 and incorporated herein by reference.

##	Previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on June 15, 2005 and incorporated herein by reference.

###	### Previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on September 9, 2005 and incorporated herein by reference.

Item 17. Undertakings
     The undersigned registrant hereby undertakes:
     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (1) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
     (2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
     provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.
     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (d) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
     (f) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.
     (g) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on October 17, 2005.

PERFICIENT, INC.
By:	/s/ John T. McDonald
John T. McDonald
Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John T. McDonald and Michael D. Hill, and each of them (with full power to each of them to act alone), his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign on his or her behalf individually and in each capacity stated below any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ John T. McDonald	Chief Executive Officer and Chairman of the Board	October 17, 2005

John T. McDonald	(Principal Executive Officer)

/s/ Michael D. Hill	Chief Financial Officer	October 17, 2005

Michael D. Hill	(Principal Financial and Accounting Officer)

/s/ Ralph C. Derrickson	Director	October 17, 2005

Ralph C. Derrickson

/s/ Max D. Hopper	Director	October 17, 2005

Max D. Hopper

/s/ Kenneth R. Johnsen	Director	October 17, 2005

Kenneth R. Johnsen

/s/ David S. Lundeen	Director	October 17, 2005

David S. Lundeen

/s/ Robert E. Pickering, Jr.	Director	October 17, 2005

Robert E. Pickering, Jr.

EXHIBIT INDEX
     The following exhibits are filed herewith or incorporated by reference herein:

Exhibit
Number	Description

2.1†	Agreement and Plan of Merger, dated as of April 2, 2004, by and among Perficient, Inc., Perficient Genisys, Inc., Genisys Consulting, Inc. and certain shareholders of Genisys Consulting, Inc.

2.2††	Agreement and Plan of Merger, dated as of June 18, 2004, by and among Perficient, Inc., Perficient Meritage Inc., Meritage Technologies, Inc. and Robert Honner, as Stockholder Representative

2.3#	Asset Purchase Agreement, dated as of December 17, 2004, by and among Perficient, Inc., Perficient ZettaWorks, Inc. and ZetaWorks LLC

2.4##	Asset Purchase Agreement, dated as of June 10, 2005 by and among Perficient, Inc., Perficient iPath, Inc. and iPath Solutions, Ltd.

2.5###	Asset Purchase Agreement, dated as of September 2, 2005 by and among Perficient, Inc., Perficient Vivare, Inc., Vivare, LP and the other signatories thereto

5.1*	Opinion of Vinson & Elkins L.L.P.

23.1*	Consent of BDO Seidman, LLP

23.2*	Consent of Ernst & Young LLP

23.3*	Consent of Ernst & Young LLP

23.4*	Consent of Grant Thorton LLP

23.5*	Consent of BKD, LLP

23.6*	Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1 hereto)

24.1*	Powers of Attorney (included on the signature page hereto)

*	Filed herewith.

†	Previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on April 16, 2004 and incorporated herein by reference.

††	Previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on June 23, 2004 and incorporated herein by reference.

#	Previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on December 22, 2004 and incorporated herein by reference.

##	Previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on June 15, 2005 and incorporated herein by reference.

###	Previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on September 9, 2005 and incorporated herein by reference.